_____________________________________________________________

Financial Statements (Unaudited)

Three Months Ended as at March 31, 2007

Norsat International Inc.

Consolidated Balance Sheets

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in Canadian Dollars)

	March 31,	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$583,846	$1,793,187
Short-term investments	69,500	69,500
Accounts receivable	2,760,728	2,799,554
Inventories	3,465,860	3,456,988
Prepaid expenses and other	597,385	372,982
	7,477,319	8,492,211
Property and equipment	1,278,066	1,314,986
Deferred finance costs	-	13,561
	$8,755,385	$9,820,758
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,281,315	$1,666,250
Accrued liabilities	1,398,163	1,848,632
Deferred revenue	267,390	467,731
Convertible debt (note 4)	-	2,255,252
Short term loan (note 4)	1,189,141	-
	4,136,009	6,237,865
Shareholders' equity:
Share capital (note 5)	45,226,689	44,854,902
Contributed surplus ( note 5)	5,023,488	2,708,991
Equity component of long-term debt	-	2,190,779
Deficit	(45,630,801)	(46,171,779)
	4,619,376	3,582,893
	$8,755,385	$9,820,758

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations, Comprehensive Earnings and Deficit

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31,
	2007	2006
Sales	$4,408,285	$2,919,454
Cost of sales	2,078,769	1,784,087
	2,329,516	1,135,367
Expenses:
Selling, general and administrative	1,311,699	1,932,562
Product development	261,327	817,610
Amortization	75,051	124,026
	1,648,077	2,874,198
Earnings (loss) from continuing
operations before other expenses	681,439	(1,738,831)
Other expenses (note 6)	140,461	41,413
Earnings (loss) from continuing
operations before income taxes	540,978	(1,780,244)
Income tax expense	-	1,814
Net earnings (loss) and comprehensive earnings	540,978	(1,782,058)
Deficit, beginning of period	(46,171,779)	(41,823,705)
Deficit, end of period	$(45,630,801)	$(43,605,763)
Net (loss) earnings per common share -
basic and diluted (note 7)
Continuing operations	$0.01	$(0.04)
Net earnings (loss)	$0.01	$(0.04)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(See note 1 – Organization and Going Concern Uncertainty)

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31,
	2007	2006
Cash provided by (used in):
Operations:
Earnings (loss) from continuing operations	$540,978	$(1,782,058)
Items not involving cash:
Amortization	75,051	124,026
Interest accreted on long-term
debt and deferred finance cost
amortization	68,291	63,940
Foreign exchange loss (gain)	(12,205)	35,028
Stock-based compensation	28,590	24,787
Changes in non-cash working
capital (note 9)	(1,230,194)	(2,553,846)
Cash used in continuing
operations	(529,489)	(4,088,123)
Investments:
Net purchase of property and
equipment	(38,132)	(214,515)
Cash used in investment activities	(38,132)	(214,515)
Financing:
Payment on convertible debt	(2,309,200)	-
Proceeds from short term loan (note 4)	1,189,141	-
Proceeds on exercise of stock options	-	132,062
Proceeds from private placement	466,916	2,975,943
Cash used (provided) by financing activities	(653,143)	3,108,005
Effect of change in exchange
rates on cash	11,422	(35,027)
	-	-
Decrease in cash and
cash equivalents	(1,209,341)	(1,229,660)
Cash and cash equivalents,
beginning of period	1,793,187	2,458,138
Cash and cash equivalents,
end of period	$583,846	$1,228,478

Supplemental cash flow and other disclosures (note 9).

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007
(Unaudited - Expressed in Canadian dollars)

1.  Organization and going concern uncertainty

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $45,630,801 as at March 31, 2007. Consequently, there is substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity and debt financings.  In January 2007, the Company received net proceeds of $466,915 in connection with the private placement under the Employee Share Purchase Plan. In March 2007, the Company paid off a convertible debt in the amount of $2,309,200 (US$2,000,000). The convertible debt payment was partially financed through short-term loans of US$900,000 and $150,000 at an interest rate of 8%.  Management implemented a new cost structure in late 2006 aimed to achieve net profits and generate positive cash flows through its operations; however, there is no assurance that the Company will be successful in achieving these goals. The Company may need additional financing from time to time, and there are no assurances that any such financing can be obtained on favorable terms, if at all.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, are consistent with the most recent audited annual financial statements. There were no significant adoptions and changes in accounting policies or estimates since the fiscal year ended December 31, 2006 other than that noted in note 5. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the  audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2006 Annual Report.

The results for the three months ended March 31, 2007 may not be indicative of the results that may be expected for the full year or any other period.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which presume the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

3.  Changes in Accounting Policies

Income Tax

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007
(Unaudited - Expressed in Canadian dollars)

statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting and interim periods, disclosure and transition.  The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions.  Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.  The Company's evaluation was performed for the tax years ended December 31, 2003, 2004, 2005 and 2006, the tax years which remain subject to examination by major tax jurisdictions as of March 31, 2007. The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results.  In the event the Company has received an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expenses.

Comprehensive Income

In the first quarter ended March 31, 2007, the Company has adopted CICA Handbook Section 1530, “Comprehensive Income”, which defines and establishes the reporting requirements for comprehensive income. Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. Under this section, the Company is required to present comprehensive income and its components in a financial statement showing (a) net income for the period; (b) each component of revenue, expense, gain and loss that is recognized in other comprehensive income and (c) the total of (a) and (b).  As at the end of March 31, 2007, the Company has no other comprehensive income.

As a consequence of adopting Section 1530, the Company has also adopted the Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instrument – Disclosure and Presentation”, and Section 3865, “Hedges”.

Financial Instrument

Under Section 3855, all financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or compared.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents and short-term investments as held-for-trading.  Accounts receivable are classified as loans and receivables.  Accounts payable, certain accrued liabilities, long-term debt and convertible debentures are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability.  Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.  As a result of the application of Section 3855, deferred financing charges have been reclassified against convertible debentures.  The adoption of these new standards had no impact on the Company’s deficit position as at January 1, 2007.

Carrying value and fair value of financial assets and liabilities as at March 31, 2007 are summarized as follows:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007
(Unaudited - Expressed in Canadian dollars)

Classification	Carrying Value	Fair Value
	$000’s	$000’s
Held-for-trading	654	654
Loans and receivables	2,761	2,761
Held-to-maturity	-	-
Other liabilities	4,136	4,136

    4.    Short Term Debt

On March 22 and March 28, 2007, the Company received short term loans for $150,000 from an officer of the Company and for US$900,000 from a financial institution respectively. The loans bear the annum interest rate at 8% expiring on May 31, 2007. The Company has the option to renew these loans upon maturity at similar terms. Partial payments may be made during the term of the loans at the Company’s discretion (see note 12 (b)).

	March 31, 2007	March 31, 2006
Current debt
Convertible debt	-	2,255,252
Short term loans	1,189,141	-
Total current debt	1,189,141	2,255,252
Face value of US$2,000,000	-	2,330,800
Less unamortized discount from conversion option	-	75,548
Carrying value, December 31	-	2,255,252
Less current portion	-	2,255,252
Total convertible debt	-	2,255,252

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007
(Unaudited - Expressed in Canadian dollars)

5. Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding
	Number #	Amount $
Balance, December 31, 2006	49,562,558	44,854,902

Private placement, net of costs, January 12, 2007	1,065,968	371,786
Balance, March 31, 2007	50,628,526	45,226,689

On January 12, 2007, the Company issued 1,065,968 common shares at $0.45 per share and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for net proceeds of $466,915.  Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($735,518) was calculated by using the TSX share price on the date of issuance ($0.69), and the fair value of the warrants ($188,197) was determined using the Black-Scholes valuation model. Net proceeds of $466,915 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($371,786) is accounted for as common shares and the amount allocated to the warrants ($95,129) is accounted for as contributed surplus.

All of the common shares and warrants are subject to a four-month hold period which ends May 13, 2007. During this period, these securities cannot be traded nor are they freely transferable. Of the securities issued under this private placement, 145,644 common shares will be held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

The continuity schedule of share purchase option is as follows:

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007
(Unaudited - Expressed in Canadian dollars)

Share purchase option outstanding	Number of options	Weighted average exercise price
Balance, December 31, 2006	1,948,150	$ 1.57
Granted	161,000	0.73
Expired	(175,000)	2.09
Forfeited	(24,100)	2.63
Balance, March 31, 2007	1,910,050	$ 1.25

The following table summarizes information pertaining to the Company’s share purchase options          outstanding at March 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,712,550	3.87	$0.88	1,094,050	$1.02
$2.40 to $4.29	98,750	4.51	$2.95	98,750	$2.95
$4.30 to $6.19	98,750	4.51	$5.33	98,750	$5.33
$0.50 to $6.19	1,910,050	3.93	$1.25	1,291,550	$1.50

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2007 and 2006 have been reflected in the statements of operations as follows:

	Three months ended March 31
	2007	2006
Stock-based compensation recognized in operations	28,590	24,787
Total compensation credited to contributed surplus	28,590	24,787

The weighted average assumptions used to estimate the fair value of options during the period were:

	Three months ended March 31
	2007	2006
Risk free interest rate	3.963%	3.935%
Expected life	3.935	4.317
Vesting period	2 to 10 years	2 to 10 years
Expected volatility	83.88%	88.80%
Expected dividends	nil	nil

161,000 stock purchase options were granted during the three months ended March 31, 2007.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the faire value estimate, and

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007
(Unaudited - Expressed in Canadian dollars)

therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date	8-Apr-09	6-Mar-08	6-Mar-08	12-Jan-09	Total
Exercise price	$1.09	US$0.75	US$0.45	US$0.475	Number of warrants outstanding
Balance, December 31, 2006	1,206,811	3,065,232	1,250,000	-	5,522,043
Upon issue for private placement (note 4 (b))	-	-	-	532,984	532,984
Balance, March 31, 2007	1,206,811	3,065,232	1,250,000	532,984	6,055,027

(e)  Contributed surplus

Balance, December 31, 2006	$ 2,708,991
Change during 2007
Non-cash stock-based compensations	28,590
Equity component of long-term debt	2,190,779
Allocation of proceeds from private placement to warrants	95,128
Balance, March 31, 2007	$ 5,023,488

6.   Other Expenses

	Three months ended
	March 31,
	2007	2006
Net interest - cash	$106,480	$(2,964)
Interest - non-cash	34,156	101,426
Foreign currency loss (gain)	(175)	(57,049)
	$140,461	$41,413

7.   Earnings Per Share

As the Company has net earnings from continuing operations in the period presented in the three month periods ended March 31, 2007, basic and diluted net earnings per share are the same, as the exercise of in the money warrants or options would be anti-dilutive. The weighted average number of shares used in calculating basic net earnings (losses) per share for the three months ended March 31, 2007 was 50,486,397 (2006 – 44,003,497).

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007
(Unaudited - Expressed in Canadian dollars)

8.  Segmented Information

The following tables set forth information by operating segments from continuing operations for the three months ended March 31, 2007 and 2006 respectively.

	Three months ended March 31
	2007	2006
Sales	$	$
Microwave	2,682,795	1,912,547
Satellite system	1,725,490	1,006,907
	4,408,285	2,919,454

Gross Profit
Microwave	1,245,908	828,437
Satellite system	1,083,608	306,930
	2,329,516	1,135,367

	Microwave	Satellite System	Consolidated
As at March 31, 2007	$	$	$
Total assets related to continuing operations	5,527,091	3,228,294	8,755,385
Property and equipment	806,816	471,250	1,278,066

As at March 31, 2006
Total assets related to continuing operations	2,073,594	7,457,150	9,530,744
Property and equipment	106,439	697,549	803,988

9. Supplemental cash flow and other disclosures

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2007
(Unaudited - Expressed in Canadian dollars)

10. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2007.

11. Commitments

Future minimum payments at March 31, 2007 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2007	2008	2009	2010	2011
Short term loan	1,189,141				
Inventory purchase obligation	3,473,879				
Operating lease obligations	404,268	466,395	420,692	420,692	385,634
Total	5,067,288	466,395	420,692	420,692	385,634

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2007 commitments are inventory and material purchase obligations of $3,473,879 and the scheduled short term loan payment due on May 31, 2007 in the amount of $1,189,141.

12. Subsequent Events

a)

Stock Purchase Options

Subsequent to March 31, 2007, 22,600 stock purchase options were forfeited.

b)

Short term loan repayment

Subsequent to March 31, 2007, the Company repaid a portion of the short term loans totaling $150,000 to an officer of the Company.